Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 2, 2007

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Broadridge Financial Solutions, LLC

Registration Statement on Form 10 (File No. 001-33220)

Ladies and Gentlemen:

On behalf of Broadridge Financial Solutions, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mr. Larry Spirgel, dated February 26, 2007 (the “Comment Letter”), to Mr. Gary C. Butler, President and Chief Executive Officer of ADP. The discussion below is presented in the order of the numbered comments in the Comment Letter. For ease of reference, the text of each comment is reprinted in italics below followed by the Company’s response. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the information statement included therein.

The Company has asked us to convey the following as its responses to the Staff:

Exhibit 99.1 Information Statement

General

1.	Please update the financial statements and other financial information to include the December 31, 2006 information, as required by Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

Response to Comment 1

The Company has revised the information statement in response to the Staff’s comment. The Company has updated the financial statements and other financial information to include the December 31, 2006 information.

Management’s Discussion and Analysis, page 42

Overview, page 42

2.	In response to our comment regarding branding, you indicate that in light of the company’s concentrated and institutional customer base, the company does not expect that the amount of time, expense and uncertainty associated with marketing its new name and separate corporate existing will be material. See prior comment 11 to our letter dated January 18, 2007. However, the risk factor on page 23 indicates that the loss of the ADP brand name could affect your ability to attract clients and attract employees. Please reconcile these positions and clarify how management plans to address the brand name risks going forward.

Response to Comment 2

The Company has revised the Management’s Discussion to include disclosure regarding the risks associated with marketing the Company’s new name and separate corporate existence. In response to prior comment 11, the Company indicated that it did not believe these risks were material. This conclusion is based on the fact that the Company does not expect to incur significant expense in connection with rebranding. A statement to this effect has also been added. See page 43 of Amendment No. 2.

In this regard, the Company notes that the $30.0 million in incremental operating expenses reflected in the unaudited pro forma financial statements (see page 34 of Amendment No. 2) do not include incremental costs relating to branding and marketing.

The Company believes that it is appropriate to note the risks associated with the loss of the ADP brand name in the Risk Factors section, without mitigating language, and to note in the Management’s Discussion that although such risks exist, the Company does not expect to incur significant expense or uncertainty in connection with rebranding.

Risks Relating to our Business, page 43

3.	We note the disclosure in the second paragraph and on page 10 regarding loss of a large client of both your Securities Processing Solutions and Clearing and Outsourcing Solutions business segments. We also note the disclosure in the third paragraph on page 43 and on page 10 that a different large customer did not renew its Investor Communications Solutions contract with you. Please confirm that neither of these clients was one of the company’s five largest clients in 2006. If either was, provide appropriate disclosure of this fact.

Securities and Exchange Commission

Response to Comment 3

The Company has revised the information statement in response to the Staff’s comment. The Company confirms that the client of both the Securities Processing Solutions and Clearing and Outsourcing Solutions businesses referred to in the comment above was not one of the Company’s five largest clients for fiscal 2006. However, the Company confirms that the second client referred to above who did not renew its Investor Communication Solutions contract was one of the Company’s five largest clients for fiscal 2006. The Company has made the additional disclosure requested by the Staff. See pages 10 and 43 of Amendment No. 2.

4.	Regarding the large customer that did not renew its Investor Communications Solutions contract with you, please update the disclosure to clarify the current status of your relationship with this customer, including what, if any, developments have been made to negotiate a new contract. To the extent developments have been made, or a new contract has been negotiated, describe how the new contractual relationship compares to the old contract, including from a financial standpoint.

Response to Comment 4

The Company has revised the information statement in response to the Staff’s comment and to update the disclosure based on communications received from the client since the filing of Amendment No. 1. The client referred to in the Staff’s comment above has recently informed the Company that it will not renew its contract with the Company with respect to the Company’s account statement processing and distribution services. However, the Company will continue to provide this client with proxy distribution and related services. See pages 10 and 43 of Amendment No. 2. In addition, the Company has amended the unaudited pro forma financial statements to reflect the impact of this contract termination for both the six month period ended December 31, 2006 and the fiscal year ended June 30, 2006. For a description of this adjustment, please see footnote (e) on page 40 of Amendment No. 2.

Critical Accounting Policies, page 43

5.	We note your response to comment 13 and refer to your critical accounting policy for goodwill. Since you have determined that the estimates and assumptions used to account for goodwill are critical, you should specifically discuss the nature of the estimates or assumptions that are material due to the levels of subjectivity and judgment involved and why the impact of the estimates and assumptions on your financial condition or operating performance is material. For example, you may consider factors such as the variables used to determine cash flows, including future sales growth and volume, operating expenses and other

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industry and economic factors. You may also want to consider the assumptions used in calculating fair values such as the factors used to determine an appropriate discount rate. Revise to clarify which assumptions are most critical to the portrayal of your financial statements, and include the relevant sensitivity analysis and other quantitative information that will allow an investor the ability to understand the impact if other reasonable estimates had been used to evaluate the carrying value of goodwill.

Response to Comment 5

The Company has revised the information statement in response to the Staff’s comment. See page 47 of Amendment No. 2.

Financial Statements

Brokerage Services Business of ADP, Inc.

Combined Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

6.	We note your response to prior comment 29. You state that the registrant has no material contingent liabilities or commitments. However, we note from your disclosure on page 102, that you will enter into an employee matters agreement with ADP prior to distribution with respect to the treatment of ADP options held by your employees after the separation, as well as the treatment of SORP benefits for your management employees. It appears that this could be a material contingent liability if the agreement assigns these current and future liabilities to you. Please revise the disclosure to address this apparent inconsistency with your response to prior comment 29. Please also disclose the potential impact of the employee matters agreement in the notes to your pro forma financial statements, indicating that these contingencies were not included in the pro forma results.

Response to Comment 6

The Company has revised the information statement in response to the Staff’s comment. The Company has amended the disclosure for the Employee Matters Agreement to state that ADP shall remain responsible for the payment of all benefits under the ADP benefit plans. See page 107 of Amendment No. 2. This statement is consistent with Section 2.1 of the Employee Matters Agreement included as Exhibit 10.6 to the Registration Statement. The employee benefit plans of the Company are being designed to provide employees with benefits similar to those provided by ADP under the

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ADP benefit plans. The costs of these plans are expected to approximate the costs that were allocated to the Company by ADP under the ADP benefit plans. These costs are reflected in the historical financial results of the Company; therefore, no adjustments are needed for the pro forma financial statements.

Revenue Recognition, Securities Processing Solutions, page F-10

7.	We note your response to prior comment 34. We believe your accounting policies should reflect the appropriate accounting treatment for up-front implementation fees and you should apply the appropriate accounting for fees on a prospective basis. You state that there would not be a significant impact on net earnings if you recognized up front fees over the average client life, rather than the respective contractual term. Please quantify the differences on revenue and net earnings and tell us how you applied the guidance in SAB No. 108 to evaluate this difference. Also tell us the range of customer lives and the average customer life that you used in your analysis of the potential impact.

Response to Comment 7

The Company stated in its response to prior comment 34 that there would not be a significant impact on net earnings if the Company were to recognize up-front fees over the average client life, rather than the respective contractual term. The Company’s analysis of this matter contemplates the fact that, as noted in note 2.I to the combined financial statements, there are direct and incremental costs associated with the up-front fees which are deferred and recognized over the corresponding initial contract term. See page F-12 of Amendment No. 2. These direct and incremental costs exceed the related up-front implementation fees. The Company has concluded that to the extent that its deferred cost exceeds its deferred revenue, such excess cost should be amortized in proportion to the revenue realized during the base contract term, excluding any extensions. Deferred cost up to the amount of deferred revenues should be recognized over the client relationship period. As a result, if the Company were to recognize its up-front implementation fees over the average client relationship period, it would also be required to recognize an equal and offsetting amount of the direct and incremental costs over the average client relationship period; therefore such change would have no impact on net earnings.

As previously noted, the Company’s client contracts in the Securities Processing Solutions segment have terms which range from six to 11 years with an average term of approximately seven years. The Company’s client lives range from one to 29 years, which yields an average client life of approximately 12 years. At December 31, 2006, the Company’s total deferred implementation fees approximated $27 million and were being amortized over an average initial contract period of approximately seven years, which translates into approximately $4 million of revenue per year. If the Company were to recognize implementation fees over the average client life of approximately 12 years, this would result in a decrease of the Company’s reported revenues and expenses of approximately $1.6 million per year. As noted above, there would be no impact on net

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earnings as the excess direct and incremental costs would continue to be amortized over the initial contract term. The table below details the estimated income statement impact for all years presented (in millions of dollars, other than percentages).

Description	Fiscal year ended 2006	Fiscal year ended 2005	Fiscal year ended 2004	6 months ended Dec 31 2006	6 months ended Dec 31 2005
Revenue as Reported	1,949.5	1,726.7	1,525.8	883.0	772.0
Adjustment	(1.8)	(1.7)	(1.7)	(0.8)	(1.0)
Revenue as Adjusted	1,947.7	1,725.0	1,524.1	882.2	771.0
Adjustment as a percentage of Revenue	0.1%	0.1%	0.1%	0.1%	0.1%
Cost of Net Revenues	1,433.0	1,273.2	1,132.5	675.8	586.9
Adjustment	(1.8)	(1.7)	(1.7)	(0.8)	(1.0)
Cost of Net Revenues as Adjusted	1,431.2	1,271.5	1,130.8	675.0	585.9
Adjustment as a percentage of Cost of Net Revenues	0.1%	0.1%	0.2%	0.1%	0.2%
Net Earnings as Reported	166.7	165.4	147.3	56.5	32.4
Adjustment	—	—	—	—	—
Net Earnings as Adjusted	166.7	165.4	147.3	56.5	32.4

The Company acknowledges the Staff’s comment that its accounting policies should reflect the appropriate accounting treatment for up-front implementation fees and that the Company should apply the appropriate accounting treatment for implementation fees on a prospective basis. The Company supplementally wishes to advise the Staff that it has amended its revenue recognition policy (note 2.B to the combined financial statements) and its policy for deferred client conversion costs (note 2.I to the combined financial statements) with respect to this matter, and that it will properly account for its implementation fees and deferred client conversion costs on a prospective basis. See pages F-10 to F-12 of Amendment No. 2.

Securities and Exchange Commission

With respect to the Staff’s comment regarding SAB 108, the Company supplementally advises the Staff that it will adopt SAB 108 during the fourth quarter of fiscal 2007. The Company does not believe that it is required to recognize an adjustment related to this matter under SAB 108 because there is no impact to net earnings in any year presented, nor are there any amounts accumulated on the balance sheet that would require recognition in current period income to correct this error.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3296 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Adam D. Amsterdam, Esq.

Broadridge Financial Solutions, LLC

Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP